# SEC Schedule 13D/A (Amendment No. 2) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Citizens Community Bancorp, Inc., CIK 0001367859
CUSIP: 174903104
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 2174 EastRidge Center, Eau Claire, Wisconsin (WI), 54701
Date of event which requires filing of this statement: 07/07/2026
Filed by CIK 0002128672
Persons authorized to receive notices and communications: Andrew Schornack, 7525 Office Ridge Circle, Eden Prairie, Minnesota (MN), 55344, (952) 944-6050

## Reporting persons
- Gale Hoese: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: personal funds (PF); sole voting power 700,000; shared voting power 0; sole dispositive power 700,000; shared dispositive power 0; aggregate amount beneficially owned 878,472.49 (9.1% of the class)
- Andrew Schornack (CIK 0002128672): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: personal funds (PF); sole voting power 21,048; shared voting power 0; sole dispositive power 21,048; shared dispositive power 0; aggregate amount beneficially owned 878,472.49 (9.1% of the class)
- Jill Schornack: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: personal funds (PF); sole voting power 13,952; shared voting power 0; sole dispositive power 13,952; shared dispositive power 0; aggregate amount beneficially owned 878,472.49 (9.1% of the class)
- David Schornack: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: personal funds (PF); sole voting power 84,573.49; shared voting power 270; sole dispositive power 84,573.49; shared dispositive power 270; aggregate amount beneficially owned 878,472.49 (9.1% of the class)
- Denise Schornack: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: personal funds (PF); sole voting power 1,305; shared voting power 270; sole dispositive power 1,305; shared dispositive power 270; aggregate amount beneficially owned 878,472.49 (9.1% of the class)
- Jonathan Hoese: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: personal funds (PF); sole voting power 40,000; shared voting power 0; sole dispositive power 40,000; shared dispositive power 0; aggregate amount beneficially owned 878,472.49 (9.1% of the class)
- Tamara Retka: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: personal funds (PF); sole voting power 8,312; shared voting power 0; sole dispositive power 8,312; shared dispositive power 0; aggregate amount beneficially owned 878,472.49 (9.1% of the class)
- Noah Retka: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: personal funds (PF); sole voting power 5,500; shared voting power 0; sole dispositive power 5,500; shared dispositive power 0; aggregate amount beneficially owned 878,472.49 (9.1% of the class)
- Joseph Schornack: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: personal funds (PF); sole voting power 3,512; shared voting power 0; sole dispositive power 3,512; shared dispositive power 0; aggregate amount beneficially owned 878,472.49 (9.1% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock
Name of issuer: Citizens Community Bancorp, Inc.
Address of issuer's principal executive offices: 2174 EastRidge Center, Eau Claire, Wisconsin (WI), 54701
Comment: This Amendment No. 2 (this "Amendment No. 2") amends and supplements the Schedule 13D originally filed by the Reporting Persons with the Securities and Exchange Commission on June 4, 2026 and amended by an Amendment No. 1 filed by the Reporting Persons with the Securities and Exchange Commission on June 29, 2026 (collectively, the "Statement"). Unless otherwise defined herein, capitalized terms used in this Amendment No. 2 shall have the meanings ascribed to them in the Statement. Unless amended or supplemented below, the information in the Statement remains unchanged.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 of the Statement is hereby amended and restated in its entirety as follows:

Row 4 of each Reporting Person's cover page to this Amendment No. 2 is incorporated herein by reference.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5 of the Statement is hereby amended and restated in its entirety as follows:

(a) The information set forth in the cover pages and Item 3 of this Amendment No. 2 are incorporated herein by reference.

As of July 7, 2026, the Reporting Persons may be deemed to beneficially own an aggregate of 878,472.49 shares of the Common Stock, which represents 9.1% of the 9,644,112 shares of Common Stock outstanding as of May 6, 2026, as reported in the Issuer's Quarterly Report on Form 10-Q for the quarter ended March 31, 2026 filed with the Securities and Exchange Commission on May 6, 2026.

Of the 878,472.49 shares of Common Stock that may be deemed to be beneficially owned by the Reporting Persons, the ownership of each Reporting Person is as follows as of July 7, 2026:

Name of Reporting Person Number of Shares

Gale Hoese 700,000
Andrew Schornack 21,048
Jill Schornack 13,952
David Schornack(1) 84,843.49
Denise Schornack(1) 1,575
Jonathan Hoese 40,000
Tamara Retka 8,312
Noah Retka 5,500
Joseph Schornack 3,512

(1) Includes 270 owned by David Schornack and Denise Schornack as JTWROS.
Number of shares as to which each person has sole or shared power to vote or dispose: Rows 7 through 10 of each Reporting Person's cover page to this Amendment No. 2 set forth the number of shares of Common Stock as to which such Reporting Person has the sole or shared power to vote or direct the vote and sole or shared power to dispose or to direct the disposition and are incorporated by reference.
Transactions in the class effected during the past sixty days:
Except for the open market purchases or sales of the Issuer's Common Stock described below, none of the Reporting Persons has effected any transactions with respect to the securities of the Issuer since the Statement.

Gale Hoese

Date Shares Purchased Price Per Share

July 7, 2026 1,000 $23.20
July 7, 2026 5,000 $23.18
July 7, 2026 4,000 $23.18
July 7, 2026 5,000 $23.18
July 7, 2026 5,000 $23.25
July 7, 2026 5,000 $23.25
July 7, 2026 5,000 $23.25
July 7, 2026 5,000 $23.30
July 7, 2026 5,000 $23.30
July 7, 2026 5,000 $23.26
July 7, 2026 5,000 $23.26
July 7, 2026 5,000 $23.26
July 7, 2026 5,000 $23.30
July 7, 2026 3,000 $23.30
July 7, 2026 5,000 $23.30
July 7, 2026 5,000 $23.31
July 2, 2026 5,000 $23.77
July 2, 2026 5,000 $23.76
July 2, 2026 5,000 $23.70
July 2, 2026 5,000 $23.68
July 2, 2026 5,000 $23.69
July 2, 2026 5,000 $23.69
July 2, 2026 5,000 $23.75
July 2, 2026 5,000 $23.75
July 2, 2026 5,000 $23.77
July 2, 2026 5,000 $23.70
July 2, 2026 5,000 $23.62
July 2, 2026 2,000 $23.62
July 2, 2026 2,000 $23.70
July 2, 2026 5,000 $23.75
July 2, 2026 5,000 $23.75

Jonathan Hoese

Date Shares Purchased Price Per Share

July 7, 2026 3,000 $23.09
July 7, 2026 3,250 $23.09
July 6, 2026 1 $23.17
July 6, 2026 84 $23.15
July 6, 2026 20 $23.28
July 6, 2026 200 $23.30
July 6, 2026 95 $23.25
July 6, 2026 600 $23.31
July 2, 2026 1,300 $23.81
July 2, 2026 450 $23.86
July 2, 2026 200 $23.87
July 2, 2026 511 $23.78
July 2, 2026 210 $23.85
July 2, 2026 6 $23.79
July 2, 2026 2,020 $23.50
July 2, 2026 103 $23.77
July 2, 2026 200 $23.84
July 2, 2026 2,750 $23.59

Noah Retka

Date Shares Purchased Price Per Share

July 6, 2026 273,379 $23.20
July 7, 2026 200 $23.12

Joseph Schornack

Date Shares Purchased Price Per Share

July 2, 2026 12 $24.2899
Other persons with the right to receive dividends or sale proceeds: No other person is known to have the right to receive or the power to direct the receipt of dividends from, or any proceeds from the sale of, the Common Stock that may be deemed to be beneficially owned by any of the Reporting Persons.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Signatures
- Gale Hoese: /s/ Gale Hoese, Gale Hoese (07/08/2026)
- Andrew Schornack: /s/ Andrew Schornack, Andrew Schornack (07/08/2026)
- Jill Schornack: /s/ Jill Schornack, Jill Schornack (07/08/2026)
- David Schornack: /s/ David Schornack, David Schornack (07/08/2026)
- Denise Schornack: /s/ Denise Schornack, Denise Schornack (07/08/2026)
- Jonathan Hoese: /s/ Jonathan Hoese, Jonathan Hoese (07/08/2026)
- Tamara Retka: /s/ Tamara Retka, Tamara Retka (07/08/2026)
- Noah Retka: /s/ Noah Retka, Noah Retka (07/08/2026)
- Joseph Schornack: /s/ Joseph Schornack, Joseph Schornack (07/08/2026)